NO

SUPPL

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated February 29, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	71440	February 26, 2008

08001166

PROCESSED
MAR 1 2 2008
THOMSON
FINANCIAL

3/11

RNS NUMBER: 71440
ELEMENTIS PLC
26 FEBRUARY 2008

SEC File No. 82-34751

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Elementis plc, a Global Specialty Chemicals Company, announces its results for the year ended 31 December 2007.

HIGHLIGHTS
From continuing operations

- Operating profit before exceptional items up 21 per cent.
  - Improved operating profit in all three business segments.
- Revenue up 4 per cent on a constant currency basis.
- Diluted earnings per share before exceptional items up 31 per cent.
- Sale of Pigments completed at a price of £71 million.
- Net borrowings reduced by £84.4 million to £16.2 million.
- Full year dividend up by 12.5 per cent to 2.7 pence.

FINANCIAL SUMMARY

	2007	2006
Sales*	**£299.8m**	£302.0m
Operating profit*	**£38.1m**	£31.5m
Profit before tax*	**£33.8m**	£24.8m
Profit after tax*	**£32.0m**	£24.8m
Diluted earnings per share*	**7.2p**	5.5p
Profit for the year	**£48.1m**	£31.7m
Diluted earnings per share	**10.8p**	7.0p
Dividend to shareholders - final proposed	**1.4p**	1.2p
- full year	**2.7p**	2.4p

* from continuing operations and before exceptional items.

Commenting on the results, Group Chief Executive, David Dutro said:

"The Group has continued to make excellent progress in both earnings and cash flow in 2007. We have improved the base level of earnings, stabilised results from the Chromium business and improved cash flow. The Group has a strong balance sheet and is in a firm position to drive profitable growth. Key to this is the Specialty Products business which provides an ideal platform, possessing a strong technology base, a broad geographic footprint, diverse markets and a wide range of applications. We have made a strong start to the year, building on the solid growth achieved in 2007, and expect to maintain progress in 2008 in line with our expectations."

– Ends –

Enquiries
Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

Chairman's Statement
I am pleased to report that the Group has continued to make solid progress in 2007, with improvements in both earnings and cash flow. In addition the Group made a significant strategic step forward on 31 August by completing the sale of its Pigments business. This has further strengthened the Group's balance sheet and provides a firm base for future profitable growth.

Results
Operating profit from continuing operations, and before exceptional items, improved by 21 per cent to £38.1 million and all three businesses again contributed to the improvement. Good demand in all of our major end markets was a key driver in 2007, with the exception of the North American architectural coatings and construction sectors which were impacted by the slowdown in US housing. Specialty Products experienced good demand in industrial coatings and oilfield, and made solid progress in sales to Europe and Asia, while Chromium benefited from a one time energy rebate of £1.4 million and changes in Chinese tax regulations prompted improved demand for chrome oxide and chromic acid. Surfactants made steady progress through further product optimisation and operating efficiencies. The Group's operating margin improved to 12.7 per cent (2006: 10.4 per cent) led by Specialty Products where operating margins are now over 20 per cent (2006: 17.3 per cent).

Revenue from continuing operations was £299.8 million in 2007, an increase of 4 per cent on a constant currency basis.

Net debt came down by £84.4 million to £16.2 million in 2007 and the Group has also agreed a ten year funding plan with the UK Pension Trustees which will eliminate the current funding deficit over the funding period and provide greater certainty to the Group in its future cash flow planning. The Group's combined deficits for retirement benefit obligations at the end of 2007 under IAS 19 was £21.5 million versus £37.3 million a year earlier.

Diluted earnings per share from continuing operations, before exceptional items, improved by 31 per cent to 7.2 pence as a result of the higher operating profit. The Group recorded exceptional items of £12.5 million (2006: £1.7 million) related to the gain on sale of the Pigments business and the recent restructuring exercise. Earnings per share from continuing and discontinued operations, after exceptional items, was 10.8 pence versus 7.0 pence in 2006.

Dividend
The Board is recommending a final dividend of 1.4 pence taking the total return to shareholders for the year to 2.7 pence, an increase of 12.5 per cent. Subject to approval at the Annual General Meeting, the dividend will be paid on 30 May 2008 to members on the register at the close of business on 2 May 2008. The Board intends to continue to review the dividend policy as earnings performance permits.

The Board
The Board is responsible for overseeing the Company's strategy in addition to monitoring performance. Through its own actions and those of the Board committees, the Board continues to meet its commitment to high standards of corporate governance. The Board seeks to implement these standards in such a manner that they provide real benefit for shareholders, employees and customers. Matthew Peacock stepped down from the Board on 31 January 2008 and Ken Minton has indicated his intention to leave the Board in April 2008. Matthew and Ken have been on the Board since 2005 and have made significant contributions to the Group's strategy and success, and for that I would like to thank them on behalf of myself and the other directors. The remaining Board members represent a good balance of industry, geography and functional experience, and so I feel it necessary to add only one new director in 2008 as replacement for the two who are leaving. We are actively engaged in a process to identify a suitable individual and expect to make an announcement during the first half of 2008.

Environmental, Health and Safety
The Board is actively engaged in monitoring this important aspect of our business, and I am happy to report that our performance in this area remains in the upper quartile of industry standards. We remain committed to achieving the very best results and reporting in an open and transparent manner.

People
Our people have been instrumental in implementing a significant amount of positive change in the Group over the recent period, affecting both them and their families, and so I would again like to offer my sincere thanks to all of them for their contributions to the Group's excellent performance.

Outlook
The Group has achieved a great deal over the last 24 months and now has a robust platform of good quality earnings and a strong balance sheet on which to move forward. We have made a strong start to the year, building on the solid growth achieved in 2007, and expect to maintain progress in 2008 in line with our expectations.

Financial Performance

Revenue £million	2007	2006
Continuing operations		
Specialty Products	141.6	144.8
Surfactants	46.3	46.1
Chromium	115.9	116.8
Inter-segment	(4.0)	(5.7)
	299.8	302.0
Discontinued operations		
Pigments	59.7	93.9
	359.5	395.9

Introduction
IFRS requires separate disclosure of items of income and expense which are material by virtue of their nature or amount. These items are considered to be most appropriately disclosed as exceptional.

The Board considers that the information presented in the tables in the Business Review provide useful financial information relating to the performance of the Group. This information should not be considered as an alternative, but as a supplementary to the full IFRS income statement.

Group results
Group revenue from continuing operations was £299.8 million in 2007 which, after adjusting for currency movements, represents an increase of 4 per cent over the previous year, and all three businesses showed an increase on this basis. Market trends were generally positive for each of the businesses with good demand in most sectors except for the North American coatings and construction markets which were impacted by the slowdown in US housing. Volumes were higher in Specialty Products and Chromium but lower in Surfactants, and pricing was improved in all three businesses compared to the previous year. Revenue including discontinued businesses was £359.6 million (2006: £395.9 million) reflecting the fact that the Pigments business was sold part way through the year.

Group operating profit from continuing operations before exceptional items increased by 21 per cent to £38.1 million (2006: £31.5 million), and all three businesses contributed to the increase. The Group operating margin on the same basis increased to 12.7 per cent (2006: 10.4 per cent), and the result benefited from a one time energy rebate of £1.4 million at Chromium in the first half of 2007, and from £2.9 million (2006: £1.8 million) of currency hedging gains.

Diluted earnings per share from continuing operations, before exceptional items, was 7.2 pence compared to 5.5 pence in the previous year. The increase was largely driven by the increase in operating profit. After exceptional gains of £12.5 million, which are described below, diluted earnings per share was 10.8 pence versus 7.0 pence in 2006.

Net borrowings decreased by £84.4 million in the year to £16.2 million following the disposal of Pigments which reduced debt by around £66 million and was complemented by £26.4 million of free cash flow from operations.

Elementis Specialty Products
The dominant theme in Specialty Products during 2007 has been one of robust demand in all major sectors, except for North American coatings. Overall volumes for the business increased by 3 per cent versus the previous year with sales to the oilfield and construction sectors showing particularly strong gains. Management has also continued to focus on improving operating efficiency with an emphasis on manufacturing and supply chain management, and this has contributed to operating margins improving to over 20 per cent versus 17 per cent in 2006. Accelerating new product pipeline has also been a priority and a new colourant viscosity stabiliser is currently being tested by over 25 customers and should begin to contribute to sales in 2008.

Operating profit **£million**	**Operating profit**	**Exceptional items**	**2007 Adjusted operating profit**	Operating profit	Exceptional items	2006 Adjusted operating profit
Continuing operations						
Specialty Products	**29.3**	**(0.5)**	**28.8**	25.9	(0.9)	25.0
Surfactants	**1.4**	**(0.5)**	**0.9**	0.3	0.3	0.6
Chromium	**15.0**	**(0.8)**	**14.2**	13.3	(1.4)	11.9
Central costs	**(5.2)**	**(0.6)**	**(5.8)**	(6.0)	-	(6.0)
	40.5	**(2.4)**	**38.1**	33.5	(2.0)	31.5

Sales in 2007 were £141.6 million compared to £144.8 million in 2006 which, on a constant currency basis, is an increase of 3 per cent. Volumes increased by 3 per cent and average pricing improved by a similar amount, but relatively lower sales to the higher margin North American region somewhat reduced the positive impact of price and volume. In coatings, which accounts for around 65 per cent of total sales, volumes increased by 4 per cent compared to the previous year with gains in Europe (3 per cent) and Asia (7 per cent), more than compensating for the weaker demand in North America where volumes were lower by 7 per cent. Sales to architectural coatings were mostly affected by the slowdown in North America, but sales volumes in industrial coatings remained at a similar level to the previous year. Industrial sales volumes were strong in Europe (up 13 per cent) which more than offset weaker architectural sales (down 7 per cent).

Both architectural and industrial segments showed good volume gains in Asia. Oilfield sales volumes improved by 6 per cent over the previous year with strong gains in North America due to the continued drilling activity, plus the application of new technical approaches by drilling companies to access areas such as oil bearing shales. In construction, volumes were strongly ahead in Europe (up 15 per cent) as a result of a buoyant market and some new applications for defoamers and hectorite products. Consumer sales volumes improved by 1 per cent with good gains in Europe, due to growth in antiperspirants and colour cosmetics, compensating for lower growth in North America where growth in antiperspirants and agricultural applications was offset by weaker demand in paintballing.

Operating profit before exceptional items was £28.8 million in 2007, which is an increase of 15 per cent (2006: £25.0 million) with currency having a negligible effect due to the Group's hedging programme. Improved sales contributed about 9 per cent with the balance coming from reductions in variable costs, where energy costs were almost £1.0 million lower than the previous year due to management's decision to take fixed price contracts towards the end of 2006. Variable logistics and some raw material costs were also marginally lower than the previous year. Fixed costs were more or less unchanged versus 2006 as efficiencies in selling, general and administration costs offset modest inflation in manufacturing costs.

Elementis Surfactants

The Surfactants business has continued a process of optimising the product portfolio by reducing sales of lower margin commodity products, and focussing on more differentiated applications where there is greater opportunity to improve pricing in response to raw material inflation. Consequently sales have continued to decline in areas such as textiles, leather and pulp and paper but increased in agriculture, plastics and feed. In addition there is a strong focus on operational efficiency and cost management in the business to help improve margins.

Sales in 2007 were £46.3 million compared to £46.1 million in the previous year, with currency having a negligible effect. Volumes were 8 per cent lower than the previous year due to the product optimisation program, but also due to lower sales into the oilfield sector where the stronger Euro made the product offering less competitive in a predominantly US dollar market. Average pricing across all products improved by almost 9 per cent as pricing initiatives were launched in lower margin sectors and in response to rising raw material costs.

Operating profit before exceptional items was £0.9 million in 2007 versus £0.6 million in 2006, with no material impact from currency movements. Improved pricing more than offset the effects of lower volumes and higher raw material costs, and fixed costs were maintained at 2006 levels.

Elementis Chromium

In Chromium, 2007 was a year of positive market dynamics and the first full year of trading since a number of strategic changes were made in the first quarter of 2006. At that time 50 per cent of production capability at the Eaglescliffe, UK site was mothballed and the business increased its hedging activities in energy and currency. This was done with a view to creating a more stable earnings environment, and also included a greater focus on sustainable sales and better optimisation of production capacity. Market demand for chrome chemicals was

favourable in 2007, particularly in the second half of the year assisted by changes in tax regulations in China. During the second quarter the Chinese government eliminated VAT rebates on a broad list of materials, including chrome metal, chrome oxide and chromic acid, which reduced the competitiveness of Chinese exporters and thereby increased demand for those products in North America and Europe. Strength in demand has allowed selling prices to increase in line with raw materials, where chrome ore costs have been rising as a result of continued Chinese demand for steel.

Sales in 2007 were £115.9 million, which is an increase of 13 per cent after adjusting for currency movements of £7.6 million and the impact of the UK plant closure in March 2006 of £7.0 million. A 12 per cent increase in sales volume was the main contributor to the year on year improvement, driven by sales of chromic acid and chrome oxide following the changes in China. Average selling prices were 4 per cent higher than the previous year due to price increases implemented in the second half of the year, but were offset by a slightly less favourable product mix.

Revenue from continuing operations

	Revenue 2006 £million	Effect of exchange rates £million	Increase 2007 £million	**Revenue 2007 £million**
Specialty Products	144.8	(6.9)	3.7	**141.6**
Surfactants	46.1	(0.3)	0.5	**46.3**
Chromium	116.8	(7.6)	6.7	**115.9**
Inter-segment	(5.7)	0.6	1.1	**(4.0)**
	302.0	(14.2)	12.0	**299.8**

Operating profit from continuing operations

	Operating profit * 2006 £million	Effect of exchange rates £million	Increase 2007 £million	**Operating profit * 2007 £million**
Specialty Products	25.0	(0.1)	3.9	**28.8**
Surfactants	0.6	(0.1)	0.4	**0.9**
Chromium	11.9	(0.7)	3.0	**14.2**
Central costs	(6.0)	-	0.2	**(5.8)**
	31.5	(0.9)	7.5	**38.1**

* before exceptional items

Geographic sales trends showed strong volume gains in North America and in Europe following the changes in China, while sales volumes to Asia Pacific were lower than the previous year as Chinese exporters refocused their attention back to their home market.

Operating profit before exceptional items in 2007 was £14.2 million versus £11.9 million in the previous year. The business benefited from a one time energy rebate of energy costs in the US as a result of an electricity industry reorganisation in the State of Texas, which amounted to £1.4 million. Otherwise the improvement in sales contributed over £9.0 million to operating profit, more than offsetting increases in fixed and variable costs of around £8.0 million. In variable costs, chrome ore prices increased by almost 40 per cent over the previous year. Energy costs, excluding the one time rebate, were slightly lower than the previous year due to the timing of hedging activity, where fixed price contracts were concluded by the beginning of 2007. Manufacturing fixed costs were also higher due to an extensive maintenance programme in the second half of 2007, which was implemented in order to ensure the reliability of plant operations during a period of high capacity utilisation.

Currency movements reduced operating profit by £0.9 million, with the impact being significantly lower due to hedging activities.

Central costs
Central costs are costs that are not identifiable as expenses of a particular business, and are comprised of expenditures of the Board of Directors and the corporate office. In 2007 central costs have been reduced by £0.2 million.

Exceptional items
Exceptional items after taxation were £12.5 million in the year (2006: £1.7 million). The Group made a gain on disposal of its Pigments business of £16.3 million (2006: £nil). The Pigments business was sold for gross proceeds of £70.7 million on 31 August 2007.

Past service credits and curtailment gains following changes to the Group's post retirement medical benefit schemes were £2.0 million (2006: £3.7 million) and the release of restructuring provisions previously charged as exceptional was £1.1 million (2006: 1.0 million). Tax charges of £6.9 million (2006: £1.3 million), primarily in relation to the business disposal, were included within exceptional items.

Interest

Continuing operations	**2007 £million**	2006 £million
Finance income	0.4	0.2
Finance cost of borrowings	(6.4)	(7.8)
	(6.0)	(7.6)
Pension finance income	2.3	1.7
Discount on provisions	(0.6)	(0.8)
	(4.3)	(6.7)

Interest on continuing operations decreased by £2.4 million in the year. Lower borrowings following the disposal of the Pigments business on 31 August 2007 reduced interest on net borrowings by £1.6 million. Interest income from pension schemes increased by £0.6 million due to a lower pension deficit.

Interest cover, the ratio of operating profit before exceptional items to interest on net borrowings was 6.7 times in 2007 (2006: 4.6 times).

Taxation

Tax charge	**£million**	**Effective rate per cent**
Before exceptional items	2.0	5.3
Exceptional items	6.9	35.5
Total	**8.9**	**15.6**

Tax charges amount to £8.9 million in the year (2006: £1.4 million). Tax on continuing operations before exceptional items was £1.8 million (2006: £nil), which represents 5.3 per cent of profit before taxation. The tax charge on discontinued operations was £0.2 million (2006: £0.5 million). The disposal of the Group's global Pigments business utilised losses in the US and resulted in the recognition of an exceptional deferred tax charge of £5.8 million. A further £1.1 million of taxation was charged to exceptional items in relation to past service credits on post retirement medical benefits and the release of unutilised provisions.

Earnings per share
Note 7 sets out a number of calculations of earnings per share. To better understand the underlying trading performance of the Group, earnings per share reported under IFRS is adjusted for items classified as exceptional and for discontinued operations. Diluted earnings per share from continuing and discontinued operations and before exceptional items increased by 19 per cent to 8.0 pence (2006: 6.7 pence).

Diluted earnings per share from continuing and discontinued operations reported under IFRS was 54 per cent above 2006 at 10.8 pence (2006: 7.0 pence).

Discontinued operations
Discontinued operations representing the Pigments business which was sold on 31 August 2007, contributed £3.6 million to the profit for the year before exceptional items (2006: £5.2 million). Pigments' sales in the eight months ended 31 August 2007 were £59.7 million (2006: £93.9 million) and its operating profit before exceptional items was £4.3 million (2006: £6.1 million). Interest and taxation were £0.7 million (2006: £0.9 million). The business was sold for gross proceeds of £70.7 million with net assets of £46.6 million. After deducting costs incurred in the disposal and net debt transferred to the purchaser, the gain on disposal was £16.3 million.

Distribution to shareholders
During 2007 the Group paid a final dividend in respect of the year ended 31 December 2006 of 1.2 pence per share. An interim dividend of 1.3 pence per share was paid on 5 October 2007 and the Board is proposing a final dividend of 1.4 pence per share which will be paid on 30 May 2008.

Cash flow

The cash flow is summarised below:

	2007 £million	2006 £million
Ebitda[1]	**54.8**	52.4
Change in working capital	**0.2**	(13.0)
Capital expenditure	**(8.9)**	(13.2)
Other	**0.9**	0.2
Operating cash flow	**47.0**	26.4
Pension	**(10.6)**	(7.8)
Interest and tax	**(7.6)**	(8.7)
Exceptional items	**(1.6)**	(10.8)
Other	**(0.8)**	(0.4)
Free cash flow	**26.4**	(1.3)
Dividends	**(11.1)**	(10.1)
Acquisitions and disposals	**66.8**	1.4
Currency fluctuations	**2.3**	8.8
Movement in net borrowings	**84.4**	(1.2)
Net borrowings at start of year	**(100.6)**	(99.4)
Net borrowings at end of year	**(16.2)**	(100.6)

[1] Ebitda - earnings before interest, tax, exceptional items, depreciation and amortisation

Ebitda increased by 5 per cent to £54.8 million in the year (2006: £52.4 million). After adjusting for discontinued activities which contributed £6.1 million (2006: £9.6 million), Ebitda from continuing operations increased by 14 per cent. Working capital cash flow, which increased in 2006 to support the Chromium business and fund growth in Specialty Products, improved by £13.2 million in 2007. Working capital management in the year reduced debtor days by 5 to 53 and increased creditor days by 1 to 68 days.

Capital expenditure decreased by £3.8 million to £9.4 million which represents 73 per cent of depreciation (2006: 89 per cent). Pension contributions net of service cost increased by £2.8 million mainly due to higher payments to UK schemes.

Free cash flow, defined as cash flow available to finance returns to shareholders, repayment of debt or new investments, increased by £27.7 million to £26.4 million in 2007. This, together with net proceeds from businesses disposed of £66.8 million (2006: £1.4 million), reduced borrowings by £84.4 million (2006: increase of £1.2 million) to £16.2 million at 31 December 2007 (2006: £100.6 million).

Balance sheet

	2007 £million	2006 £million
Intangible fixed assets	147.9	151.6
Other net assets	98.2	148.3
	246.1	299.9
Equity	229.9	199.3
Net borrowings	16.2	100.6
	246.1	299.9
Gearing [2] (per cent)	7	34

[2] the ratio of net borrowings to equity plus net borrowings

The disposal of the Pigments business and the strong performance from continuing operations were the main contributors to a £30.6 million increase in equity in the year. Debt reduction from operating cash flow and business disposals reduced gearing to 7 per cent (2006: 34 per cent). Other net assets were £50.1 million lower than previous year, primarily due to the Pigments disposal.

Currency fluctuations did not have a significant effect on equity during the year and the main exchange rates relevant to the Group are set out below:

	2007		2006	
	Year end	**Ave**	Year end	Ave
US dollar	**1.99**	**2.00**	1.96	1.84
Euro	**1.36**	**1.46**	1.48	1.47

Pensions and other post retirement benefits

Retirement benefit obligations decreased by £15.8 million in the year to £21.5 million (2006: £37.3 million). Total contributions to pension and post retirement benefit schemes amounted to £13.5 million (2006: £12.0 million). Actuarial gains of £0.8 million (2006: £8.6 million) and curtailment gains and settlements of £2.0 million (2006: £3.7 million) also reduced the liability. Net finance income of £2.2 million (2006: £1.6 million) offset the current service cost of £2.1 million (2006: £2.4 million).

During the year, based on the most recent actuarial valuation on 30 September 2005, the Group agreed to pay £6.4 million per annum to fund the deficit in the UK scheme over a ten year period. Arrangements with the UK trustees are subject to review in line with the scheme's triennial valuations.

Consolidated income statement
for the year ended 31 December 2007

	Note	2007 Before exceptional items £million	2007 Exceptional items (note 5) £million	2007 After exceptional items £million	2006 Before exceptional items £million	2006 Exceptional items (note 5) £million	2006 After exceptional items £million
Continuing operations							
Revenue		299.8	-	299.8	302.0	-	302.0
Cost of sales		(199.3)	-	(199.3)	(203.1)	-	(203.1)
Gross profit		100.5	-	100.5	98.9	-	98.9
Distribution costs		(39.2)	-	(39.2)	(43.5)	-	(43.5)
Administrative expenses		(23.2)	2.4	(20.8)	(23.9)	2.0	(21.9)
Operating profit		38.1	2.4	40.5	31.5	2.0	33.5
Finance income	3	2.7	-	2.7	1.9	-	1.9
Finance costs	4	(7.0)	-	(7.0)	(8.6)	-	(8.6)
Profit before income tax		33.8	2.4	36.2	24.8	2.0	26.8
Tax	6	(1.8)	(0.7)	(2.5)	-	(0.9)	(0.9)
Profit for the year from continuing operations		32.0	1.7	33.7	24.8	1.1	25.9
Discontinued operations							
Profit from discontinued operation		3.6	10.8	14.4	5.2	0.6	5.8
Profit for the year		35.6	12.5	48.1	30.0	1.7	31.7
Attributable to:							
Equity holders of the parent		35.6	12.4	48.0	29.9	1.7	31.6
Minority interests		-	0.1	0.1	0.1	-	0.1
		35.6	12.5	48.1	30.0	1.7	31.7
Earnings per share							
From continuing and discontinued operations:							
Basic (pence)	7	8.1		10.9	6.8		7.1
Diluted (pence)	7	8.0		10.8	6.7		7.0
From continuing operations:							
Basic (pence)	7	7.2		7.6	5.6		5.9
Diluted (pence)	7	7.2		7.5	5.5		5.8

Consolidated balance sheet
at 31 December 2007

	2007 31 December £million	2006 31 December £million
Non-current assets		
Goodwill and other intangible assets	147.9	151.6
Property, plant and equipment	96.4	126.1
Interests in associates	0.1	0.7
Other investments	-	1.0
Deferred tax assets	-	7.3
Total non-current assets	244.4	286.7
Current assets		
Inventories	49.4	67.7
Trade and other receivables	52.9	70.1
Derivatives	-	3.0
Cash and cash equivalents	8.4	14.5
Total current assets	110.7	155.3
Total assets	355.1	442.0
Current liabilities		
Bank overdrafts and loans	-	(0.7)
Trade and other payables	(51.4)	(61.8)
Derivatives	(2.0)	-
Current tax liabilities	(3.6)	(3.3)
Provisions	(0.2)	(2.4)
Total current liabilities	(57.2)	(68.2)
Non-current liabilities		
Loans and borrowings	(24.6)	(114.4)
Retirement benefit obligations	(21.5)	(37.3)
Deferred tax liabilities	(3.4)	-
Provisions	(16.3)	(19.0)
Government grants	(1.5)	(2.2)
Total non-current liabilities	(67.3)	(172.9)
Total liabilities	(124.5)	(241.1)
Net assets	230.6	200.9
Equity		
Share capital	22.3	22.1
Share premium	5.2	3.6
Other reserves	66.4	71.0
Retained earnings	136.0	102.6
Total equity attributable to equity holders of the parent	229.9	199.3
Minority equity interests	0.7	1.6
Total equity	230.6	200.9

Consolidated cash flow statement
for the year ended 31 December 2007

	2007 £million	2006 £million
Operating activities:		
Profit for the year	48.1	31.7
Adjustments for:		
Investment income	(2.7)	(1.9)
Finance costs	7.0	8.6
Tax charge	2.5	0.9
Depreciation and amortisation	12.4	14.8
Decrease in provisions	(0.3)	(2.2)
Pension contributions net of current service cost	(10.7)	(7.8)
Share based payments	0.9	0.9
Exceptional items	(12.5)	(1.7)
Cash flow in respect of exceptional items	(1.6)	(10.8)
Operating cash flow before movement in working capital	43.1	32.5
Increase in inventories	(0.5)	(9.8)
Increase in trade and other receivables	(1.2)	(1.6)
Increase/(decrease) in trade and other payables	1.9	(1.6)
Cash generated by operations	43.3	19.5
Income taxes paid	(1.2)	(0.7)
Interest paid	(7.0)	(8.3)
Net cash flow from operating activities	35.1	10.5
Investing activities:		
Interest received	0.6	0.3
Disposal of property, plant and equipment	0.4	1.5
Purchase of property, plant and equipment	(8.9)	(13.2)
Disposal of businesses	60.6	1.4
Acquisition of intellectual property	(0.5)	-
Other investments	1.1	-
Net cash flow from investing activities	53.3	(10.0)
Financing activities:		
Issue of shares	1.8	2.0
Redemption of B shares	-	(2.1)
Dividends paid	(11.1)	(10.1)
Purchase of own shares	(2.6)	(2.4)
(Decrease)/increase in borrowings repayable after one year	(82.5)	17.9
Net cash from/(used in) financing activities	(94.4)	5.3
Net (decrease)/increase in cash and cash equivalents	(6.0)	5.8
Cash and cash equivalents at 1 January	13.8	8.4
Foreign exchange on cash and cash equivalents	0.6	(0.4)
Cash and cash equivalents at 31 December	8.4	13.8

Consolidated statement of recognised income and expense
for the year ended 31 December 2007

	2007 £million	2006 £million
Exchange differences on translation of foreign operations	-	(23.0)
Actuarial gain on pension and other post-retirement schemes	0.8	8.6
Deferred tax associated with pension and other post-retirement schemes	(2.4)	-
Losses on cash flow hedges taken to equity	(4.6)	1.9
Net expense recognised in equity	(6.2)	(12.5)
Profit for the year	48.1	31.7
Total recognised income and expense	41.9	19.2
Total recognised income and expense is attributable to:		
Equity holders of the parent	41.8	19.1
Minority interests	0.1	0.1
	41.9	19.2

Notes to the financial statements

1 Preparation of the preliminary announcement

The financial information in this statement does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006 but is derived from those accounts. Statutory accounts for 2006 have been delivered to the registrar of companies, and those for 2007 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Basis of preparation

Elementis plc is a company incorporated in the UK. The information within this document has been prepared under International Financial Reporting Standards as adopted by the EU (adopted IRFS) and approved by the Board of Directors on 26 February 2008.

The Group's financial statements have been prepared on the historical cost basis except that derivative financial instruments and financial instruments held for trading or available for sale are stated at their fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. The accounting policies have been consistently applied across group companies to all periods presented.

3 Finance income

	Continuing operations		Discontinued operations		Total	
	2007 £million	2006 £million	2007 £million	2006 £million	2007 £million	2006 £million
Interest on bank deposits	0.4	0.2	-	-	0.4	0.2
Expected return on pension scheme assets	26.2	25.2	1.1	1.0	27.3	26.2
Interest on pension scheme liabilities	(23.9)	(23.5)	(1.2)	(1.1)	(25.1)	(24.6)
Pension and other post retirement liabilities	2.3	1.7	(0.1)	(0.1)	2.2	1.6
	2.7	1.9	(0.1)	(0.1)	2.6	1.8

4 Finance costs

	Continuing operations		Discontinued operations		Total	
	2007	2006	**2007**	2006	**2007**	2006
	£million	£million	**£million**	£million	**£million**	£million
Interest on bank loans	**6.4**	7.8	**0.3**	0.5	**6.7**	8.3
Unwind of discount on provisions	**0.6**	0.8	**0.1**	0.2	**0.7**	1.0
	7.0	8.6	**0.4**	0.7	**7.4**	9.3

5 Exceptional items

	Continuing operations		Discontinued operations		Total	
	2007	2006	**2007**	2006	**2007**	2006
	£million	£million	**£million**	£million	**£million**	£million
Curtailment gains and past service credits on pension schemes	**1.3**	2.7	**0.7**	1.0	**2.0**	3.7
Release of prior year restructuring provisions	**1.1**	1.0	**-**	-	**1.1**	1.0
Integration and restructuring	**-**	(1.7)	**-**	-	**-**	(1.7)
Disposal of business	**-**	-	**16.3**	-	**16.3**	-
	2.4	2.0	**17.0**	1.0	**19.4**	3.0
Tax charge on exceptional items	**(0.7)**	(0.9)	**(6.2)**	(0.4)	**(6.9)**	(1.3)
	1.7	1.1	**10.8**	0.6	**12.5**	1.7

Following the implementation of adopted IFRS, the Group has decided to continue its separate presentation of certain items as exceptional. These are items which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

6 Income tax expense

	Continuing operations		Discontinued operations		Total	
	2007 £million	2006 £million	**2007 £million**	2006 £million	**2007 £million**	2006 £million
Current tax:						
Overseas corporation tax	**0.9**	1.2	**1.3**	0.1	**2.2**	1.3
Adjustments in respect of prior years:						
United Kingdom	**0.2**	(0.1)	**-**	-	**0.2**	(0.1)
Overseas	**(1.2)**	(2.3)	**-**	-	**(1.2)**	(2.3)
Total current tax	**(0.1)**	(1.2)	**1.3**	0.1	**1.2**	(1.1)
Deferred tax:						
Overseas	**2.6**	1.1	**5.1**	0.4	**7.7**	1.5
Adjustments in respect of prior years	**-**	1.0	**-**	-	**-**	1.0
Total deferred tax	**2.6**	2.1	**5.1**	0.4	**7.7**	2.5
Income tax expense for the year	**2.5**	0.9	**6.4**	0.5	**8.9**	1.4
Comprising:						
Before exceptional items	**1.8**	-	**0.2**	0.1	**2.0**	0.1
Exceptional items	**0.7**	0.9	**6.2**	0.4	**6.9**	1.3
	2.5	0.9	**6.4**	0.5	**8.9**	1.4

The tax charge on profit before exceptional items from continuing operations represents an effective tax rate on profit before exceptional items for the year ended 31 December 2007 of 5.3 per cent (2006: nil). The rate is lower than the standard UK corporation tax due to the amortisation of goodwill in the US for tax purposes and the utilisation of UK tax losses. Tax on exceptional items comprised taxation of £5.9 million (2006: £nil) in respect of the disposal of Pigments business and £1.0 million in respect of curtailment gains on pension schemes and provision releases (2006: £1.3 million). As a Group involved in overseas operations, the amount of profitability in each jurisdiction, transfer pricing legislation and local tax rate changes, will affect future tax charges.

The total charge for the year can be reconciled to the accounting profit as follows:

	2007 £million	**2007 per cent**	2006 £million	2006 per cent
Profit before tax:				
Continuing operations	**36.2**	**-**	26.8	-
Discontinued operations	**20.8**	**-**	6.3	-
	57.0	**-**	33.1	-
Tax on ordinary activities at 30 per cent (2006: 30 per cent)	**17.1**	**30.0**	9.9	30.0
Difference in overseas effective tax rates	**(0.1)**	**(0.2)**	(0.3)	(1.0)
Expenses not deductible for tax purposes	**0.2**	**0.4**	0.2	0.6
Tax losses and other deductions	**(7.3)**	**(12.8)**	(3.7)	(11.2)
Tax benefit from US goodwill deduction	**-**	**-**	(3.9)	(11.8)
Adjustments in respect of prior years	**(1.0)**	**(1.8)**	(0.8)	(2.4)
Tax charge/(credit) and effective tax rate for the year	**8.9**	**15.6**	1.4	4.2

A deferred tax charge of £2.4 million (2006: £nil) has been recognised in equity in the year in respect of actuarial gains and losses.

7 Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following:

	2007 £million	2006 £million
Earnings:		
Earnings for the purpose of basic earnings per share	**48.0**	31.6
Exceptional items net of tax	**(12.4)**	(1.7)
Adjusted earnings	**35.6**	29.9

	2007	2006
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	**441.9**	439.4
Effect of dilutive share options	**3.3**	7.4
Weighted average number of shares for the purposes of diluted earnings per share	**445.2**	446.8

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2007 £million	2006 £million
Profit for the year attributable to equity holders of the parent	**48.0**	31.6
Profit for the year from discontinued operations	**(14.4)**	(5.8)
Profit/(loss) from continuing operations	**33.6**	25.8
Exceptional items from continuing operations after minority interest	**(1.6)**	(1.1)
Adjusted earnings from continuing operations	**32.0**	24.7

	2007 pence	2006 pence
Earnings per share:		
From continuing and discontinued operations:		
Basic	**10.9**	7.1
Diluted	**10.8**	7.0
Basic before exceptional items	**8.1**	6.8
Diluted before exceptional items	**8.0**	6.7
From continuing operations:		
Basic	**7.6**	5.9
Diluted	**7.5**	5.8
Basic before exceptional items	**7.2**	5.6
Diluted before exceptional items	**7.2**	5.5
From discontinued operations:		
Basic	**3.3**	1.2
Diluted	**3.3**	1.2

END